Brunswick Corporation
Computation of Ratio of Earnings to Fixed Charges(A)
(in millions)

		Years Ended December 31,
		2017		2016		2015		2014		2013
Earnings as Adjusted
	Earnings from continuing operations	$187.3		$272.6		$230.9		$195.5		$779.0
Add:	Income tax provision (benefit)	156.0		116.4		83.9		93.5		(546.8)
	Interest and other financial charges included in expense	26.4		27.2		27.7		29.6		41.6
	Interest portion of rent expense	12.2		12.0		10.4		8.8		14.3
	Dividends received from 50%-or-less-owned affiliates	0.4		—		—		—		0.3
Subtract:	Impairment of equity method investment	—		—		—		(20.2)		—
	Earnings (loss) from 50%-or-less-owned affiliates	6.1		4.3		3.7		1.8		(2.1)
		$376.2		$423.9		$349.2		$345.8		$290.5

Fixed Charges
	Interest and other financial charges	$26.4		$27.2		$27.7		$29.6		$41.6
	Interest portion of rent expense	12.2		12.0		10.4		8.8		14.3
	Capitalized interest	4.6		2.6		0.7		1.2		1.8
		$43.2		$41.8		$38.8		$39.6		$57.7

Ratio of earnings to fixed charges		8.7	x	10.1	x	9.0	x	8.7	x	5.0	x

(A) For computation of the ratio of earnings to fixed charges, earnings has been calculated by adding fixed charges, excluding capitalized interest, to earnings from continuing operations before income taxes and dividends received from equity affiliates, then deducting the impairment of equity method investment and undistributed earnings (loss) of affiliates. Fixed charges consist of interest expense, estimated interest portion of rent expense and capitalized interest.